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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______ )

BALSAM VENTURES, INC.
(Name of Issuer)

SHARES OF COMMON STOCK
(Title of Class of Securities)

05882Q 10 1
(CUSIP Number)

BRUCE LEITCH
311 – 698 Seymour Street
Vancouver, BC, Canada V6B 3K6
Tel: (604) 688- 8619
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05882Q 10 1

1	Names of Reporting Persons:	COOL CAN TECHNOLOGIES, INC.

I.R.S. Identification Nos. of above persons (entities only). 95-4705831

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instruction):	NOT APPLICABLE

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6	Citizenship or Place of Organization:	MINNESOTA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7	Sole Voting Power:	5,300,000 SHARES

8	Shared Voting Power:	NOT APPLICABLE

9	Sole Dispositive Power:	5,300,000 SHARES

10	Shared Dispositive Power:	NOT APPLICABLE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,300,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ( See Instructions):

NOT APPLICABLE

13	Percent of Class Represented by Amount in Row (11):	20.8%

14	Type of Reporting Person (See Instructions)	CO

ITEM 1.     SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock of BALSAM VENTURES, INC., a Nevada corporation ("Balsam"). The principal executive offices of Balsam are located at Suite 208, 20 East Foothill Boulevard, Arcadia, California 91006.

ITEM 2.     IDENTITY AND BACKGROUND.

A.	Names of Persons filing this Statement:

This Statement is filed by Cool Can Technologies, Inc. ("Cool Can"), as the direct beneficial owner of shares of common stock.

B.	State of Incorporation and Principal Business

Cool Can is a Minnesota corporation in the business of developing and marketing self-chilling beverage container technology.

C.	Address of Principal Offices

698 Seymour Street, Suite 311 Vancouver, British Columbia V6B-3K6

D.	Legal Proceedings

Cool Can has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 5, 2002 Cool Can entered into a license agreement with Balsam whereby Cool Can granted to Balsam an exclusive license to manufacture, use and sell Cool Can's proprietary beverage container technology, in consideration of which Cool Can received, among other things, 300,000 restricted shares in the capital of Balsam. The license agreement expired in November, 2003 and was superseded by the second license agreement described below.

Cool Can entered into a second license agreement (the "License Agreement") with Balsam, dated for reference November 30, 2003, granting Balsam the exclusive right and license (the "License"), for a period of 40 years, to use, commercialize Cool Can's proprietary trademarks, patents, process information, technical information, designs and drawings associated with Cool Can's self-chilling beverage container technology.

In consideration of the grant of License to Balsam, Cool Can received 5,000,000 restricted shares (the "Shares") of Balsam's common stock on May 18, 2004, and the right to receive certain royalties from Balsam's sales of products incorporating Cool Can's technology.

ITEM 4.     PURPOSE OF TRANSACTION.

The Shares were acquired as consideration for the grant of License by Cool Can to Balsam pursuant to the License Agreement. The transaction was intended to enable Balsam to acquire the License for the purpose of commercializing Cool Can's self-chilling beverage technology.

Cool Can does not have any current plans or proposals which would relate to or would result in:

(a)	the acquisition by any person of additional securities of Balsam, or the disposition of securities of Balsam;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Balsam or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of Balsam or any of its subsidiaries;

(d)	any change in the present board of directors or management of Balsam, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Balsam;

(f)
any other material change in Balsam's business or corporate structure including, but not limited to, if Balsam is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Balsam's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of Balsam by any person;

(h)
causing a class of securities of Balsam to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Balsam becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	the acquisition by any person of additional securities of Balsam, or the disposition of securities of Balsam;

(k)	any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a)
Aggregate Number and Percentage of Securities. Cool Can is the beneficial owner of 5,300,000 shares of Common Stock of Balsam, representing approximately 20.8% of Balsam's common stock (based upon 25,500,000 shares of common stock of Balsam outstanding as at May 18, 2004).

(b)	Power to Vote and Dispose. Cool Can has the direct power to vote and direct the disposition of the shares of Balsam held by it.

(c)
Transactions Within the Past 60 Days. Except as noted herein, Cool Can has not effected any other transactions in Balsam's securities, including shares of Balsam's common stock, within sixty (60) days preceding the date hereof.

(d)	Certain Rights of Other Persons. Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Cool Can does not have any contract, arrangement, understanding or relationship with respect to securities of Balsam including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, Cool Can has not pledged securities of Balsam nor are the securities of Balsam held by Cool Can subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Exclusive License Agreement dated for reference November 30, 2003 between Balsam Ventures, Inc., and Cool Can Technologies, Inc. (1)

(1)	Previously filed as an exhibit to the Current Report on Form 8-K filed by Balsam on January 9, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2004	COOL CAN TECHNOLOGIES, INC.

	By:	/s/ Bruce T. Leitch

BRUCE T. LEITCH